Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of March 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: March 15, 2006

List of materials

Documents attached hereto:


i) A press release announcing - Playstation(R)3 Launches Worldwide in Early November 2006




FOR IMMEDIATE RELEASE
Sony Computer Entertainment


PLAYSTATION(R)3 LAUNCHES WORLDWIDE IN EARLY NOVEMBER 2006

Tokyo, March 15, 2006 - Sony Computer Entertainment Inc. (SCEI) announced today that it would launch PLAYSTATION(R)3 (PS3) in early November 2006 in Japan, North America and Europe simultaneously. With a monthly production capacity of one million units, SCEI will push forward a powerful product launch to spread the platform rapidly throughout the world, together with a strong and attractive lineup of PS3 game titles.

   PS3 incorporates the final specifications of BD (Blu-ray Disc), and with the overwhelming computing power of PS3, it enables to playback BD software at a high bit rate. With a maximum storage capacity of 50 GB (dual layer) and robust security, BD is a highly anticipated storage medium that delivers digital entertainment content such as games and movies at an unparalleled level of image quality.
   PS3 is compatible with a vast lineup of television sets currently out in the market, from standard-definition TV to full high-definition TV.

   Users can also connect PS3 to high-speed broadband network through Gigabit Ethernet and comfortably enjoy a wide-range of rich and exciting content and services over the network.

   SCEI, together with the support and cooperation of game content creators around the world, will strongly promote the creation of a new world of computer entertainment available on PS3.


About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system and the PSP(R) (PlayStation(R) Portable) handheld entertainment player. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new portable entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.


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PlayStation, PSP, and the PlayStation logo are registered trademarks of Sony
Computer Entertainment Inc. All other trademarks are property of their respective owners.